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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------
                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                                  VIASOFT, INC.
          -------------------------------------------------------------
                            (Name of Subject Company)

                              CV ACQUISITION, INC.
                              COMPUWARE CORPORATION
          -------------------------------------------------------------
                                    (Bidder)

                         COMMON STOCK, $0.001 PAR VALUE
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    237823109
          -------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           THOMAS COSTELLO, JR., ESQ.
                              CV ACQUISITION, INC.
                              COMPUWARE CORPORATION
                           31440 NORTHWESTERN HIGHWAY
                         FARMINGTON HILLS, MI 48334-2564
                            TELEPHONE: (248) 737-7300
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              DONALD J. KUNZ, ESQ.
                              DAVID E. BARNES, ESQ.
                        HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                             DETROIT, MICHIGAN 48226
                            TELEPHONE: (313) 465-7454
          -------------------------------------------------------------



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         This Amendment No. 1 to the Schedule 14D-1 relates to the offer by CV
Acquisition, Inc., a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock $0.001 par value, of Viasoft, Inc., a Delaware corporation (the "Company"), at $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal dated July 22, 1999, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on July 22, 1999. The purpose of this Amendment No. 1 is to amend and supplement Items 3, 4, 10 and 11 of the Schedule 14D-1 as described below.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

         (c) Financial Projections. During the course of the Purchaser's review of the Company, Compuware received a financial forecast from the Company for its 2000 fiscal year which is not publicly available (the "Forecast"). The Forecast included the following information (in millions): Total revenues -- $106.1, operating income -- $12.4; and net income -- $9.4. The Company has advised Compuware that it does not as a matter of course make public forecasts as to future revenue or earnings and that the Forecast was prepared for internal purposes and not with a view to discrimination to the public. The Forecast does not reflect the Company's actual performance since the Forecast was prepared, changes in the Company's business or in the economy in general since the Forecast was prepared, or prospective changes in the Company's business or in the economy in general resulting from events which have occurred since the Forecast was prepared. The Forecast was not prepared with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements and information is included in this Offer to Purchase only because it was furnished to Compuware.

             Neither Compuware nor Parent relied on the Forecast in determining whether to make the Offer. The Forecast necessarily reflects numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control, and which are not listed in the Forecast or otherwise known to Compuware. The Forecast is a forward looking statement subject to risks and uncertainties that could cause actual results to differ materially from the Forecast. Therefore, there can be no assurance that the Forecast will be accurate, and actual results may be materially different from those contained in the Forecast. The inclusion of this information should not be regarded as an indication that Compuware, the Purchaser or anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Neither Compuware nor the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Forecast.




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Item 4.  Source and Amount of Funds or Other Consideration.

         (a) - (c) The total amount of funds required by Purchaser to consummate the Offer and the Merger is estimated to be approximately $161.2 million (assuming the Purchase of all Shares outstanding), plus approximately $1.5 million to pay related fees and expenses. Purchaser plans to obtain all the funds needed for the Offer and the Merger from Compuware. Compuware will obtain such funds in part from the credit facility referred to below. As of March 31, 1999, Compuware had approximately $193 million in cash and cash equivalents and approximately $310 million in short term investments. Neither Purchaser nor Compuware has conditioned the Offer or the Merger on obtaining financing.

         On June 30, 1999, Compuware countersigned a commitment letter, dated June 29, 1999, from Morgan Stanley Senior Funding, Inc. ("Morgan Stanley") and Comerica Bank ("Comerica"), pursuant to which Morgan Stanley and Comerica committed to provide a credit facility to Compuware on certain terms and conditions. As contemplated by the commitment letter, Compuware, Morgan Stanley and Comerica entered into a credit agreement, dated as of August 3, 1999. Prior to August 18, 1999, the credit agreement provided that Morgan Stanley and Comerica would provide to Compuware, on specified terms and subject to specified conditions, up to $900 million in credit financing. On August 18, 1999, the credit agreement was amended to include additional financial institutions which, together with Morgan Stanley and Comerica, will provide the credit facility.

         Approximately $300 million from the credit facility was advanced to Compuware on August 4, 1999 to finance Compuware's acquisition of Data Processing Services Corporation. The balance of the credit facility is expected to be used to consummate the Offer and the Merger and for other corporate purposes.

         The credit facility is a four-year senior bank revolving credit facility, with scheduled reductions of the commitments under the facility of $100 million, $100 million and $700 million at the end of the second, third and fourth years, respectively. Outstanding loans under the credit facility are to be repaid if at any time their aggregate principal amount exceeds the then total credit facility commitment. The interest rates on outstanding loans under the credit facility will, at Compuware's option, be either (i) the Eurodollar rate plus a margin of 1.25% initially, or (ii) the higher of the Comerica prime rate or 0.5% over the federal funds rate, plus a margin of 0.25% initially. In addition, the credit agreement provides for commitment fees on the unutilized commitments under the credit facility of 0.25% per annum initially. The interest rate margins and commitment fees will be adjusted after six months according to Compuware's then credit rating.

         The credit agreement also contain representations, warranties, covenants, events of default and conditions customary for credit facilities of this size and type. Compuware has agreed to pay certain fees to Morgan Stanley and Comerica with respect to the commitment letter and to Morgan Stanley, Comerica and the other lenders with respect to



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the credit facility. Compuware also has agreed to reimburse certain expenses of
Morgan Stanley and Comerica in connection with the commitment letter and to provide customary indemnities to Morgan Stanley, Comerica and the other lenders in connection with the credit facility.

         The foregoing summary of the sources and amount of funds is qualified in its entirety by reference to the text of the credit agreement, including the exhibits and schedules thereto, and the commitment letter. A copy of the credit agreement is filed as Exhibit (b)(2) to this Amendment. A copy of the commitment letter is attached as Exhibit (b)(1) to the Schedule 14D-1.

         Although no definitive plan or arrangement for repayment of borrowings under the credit facility has been made, Compuware anticipates such borrowings will be repaid with internally generated funds and from other sources which may include the proceeds of future bank financings or the public or private sale of debt or equity securities. No decision has been made concerning the method Compuware will use to repay the borrowings under the credit facility. Such decision will be made based on Compuware's review from time to time of the advisability of particular actions, as well as prevailing interest rates, financial and other economic conditions and such other factors as Compuware may deem appropriate.

Item 10. Additional Information

(c) On August 3, 1999, the U.S. Department of Justice requested additional information in connection with its review of the proposed acquisition of the Company by Compuware.

         Reference is made to the press release issued by Compuware on August 4, 1999, a copy of which is filed as Exhibit (a)(9) to this Amendment No. 1 to Schedule 14D-1 and is incorporated herein by reference.

(f) On August 18, 1999, the Parent, the Purchaser and the Company entered into an Amendment to the Merger Agreement pursuant to which the Parent shall have the right in its discretion to extend the Expiration Date of the Offer at any time, and from time to time, to any date, or dates, prior to and including the earlier of October 31, 1999 or five (5) business days after expiration or termination of any applicable writing periods under the HSR Act relating to the transactions contemplated in the Merger Agreement.

         Reference is made to the Amendment of Agreement and Plan of Merger among the Parent, the Purchaser and the Company dated August 18, 1999, a copy of which is filed as Exhibit (c)(4) to this Amendment No. 1 to
         Schedule 14D-1 and is incorporated herein by reference.




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         The second paragraph of Section 14 of the Offer to Purchase is amended to read as follows:

         "In addition, notwithstanding any other provision of this Offer or the Merger Agreement, Purchaser will not be required to accept for payment (subject to the Securities and Exchange Commission's rules) and pay for any Shares not theretofore accepted for payment and paid for, and may terminate or amend this Offer, if, on or before the scheduled expiration date of this Offer (as extended, if applicable), any of the following conditions exists and is continuing:"

Item 11. Material to be Filed as Exhibits.

(a)(9)   Press Release issued by Compuware on August 4, 1999.

(b)(2) Credit Agreement, dated as of August 3, 1999, among Compuware Corporation, Various Lenders, Comerica Bank, as Administrative Agent and Co-Arranger, and Morgan Stanley Senior Funding, Inc., as Lead Arranger, Syndication Agent and Book Manager (incorporated by reference from Exhibit (b)(2) of the Offer to Purchase of COMP Acquisition Co. and Compuware Corporation on Schedule 14D-1 related to Data Processing Resources Corporation).

(d)(2) Amendment of Agreement and Plan of Merger among Compuware Corporation, CV Acquisition, Inc. and Viasoft, Inc., dated as of August 18, 1999.


























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                                    SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

August 19, 1999


                               CV ACQUISITION INC.


                               By:       /S/  THOMAS COSTELLO, JR.
                                     -----------------------------------------
                               Name:     Thomas Costello, Jr.
                               Title:    Vice President, Secretary
                                         and Treasurer



                               COMPUWARE CORPORATION


                               By:       /S/ LAURA FOURNIER
                                     -----------------------------------------
                               Name:     Laura Fournier
                               Title:    Senior Vice President and
                                         Chief Financial Officer






















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                                  EXHIBIT INDEX


  EXHIBIT
  NUMBER                                    EXHIBIT NAME
--------------------     -------------------------------------------------------
      (a)(9)             Text of Press Release by Compuware dated August 4,
                         1999.

      (b)(2) Credit Agreement, dated as of August 3, 1999, among Compuware Corporation, Various Lenders, Comerica Bank, as Administrative Agent and Co-Arranger, and Morgan Stanley Senior Funding, Inc., as Lead Arranger, Syndication Agent and Book Manager (incorporated by reference from Exhibit (b)(2) of the Offer to Purchase of COMP Acquisition Co. and Compuware Corporation on
                         Schedule 14D-1 related to Data Processing Resources Corporation).

      (d)(2) Amendment of Agreement and Plan of Merger among Compuware Corporation, CV Acquisition, Inc. and Viasoft, Inc., dated as of August 18, 1999.

































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